Exhibit 4.23

Summary Translation of Lease Agreement

Party A: Cheng Cen, E Cen, Lemin Zhao , Jing Guo

Party B: Hangzhou Nongyuan Network Technology Co., Ltd.

On June 15, 2020, the two parties signed a Lease Agreement ,Party A rented the house to Party B.

The house is located in Unit 1804, Dikai Ginza, Jianggan District, Hangzhou City, Zhejiang Province, China ,with an area of 466.35 square meters.

And the house is used as production and office space for Party B.

The rental period of the house is 3 years, from July 15, 2020 to July 14, 2023. The total annual rent of the house is RMB 697,892.8 for the first year, RMB 697,892.8 for the second year, and RMB 732,787.4 for the third year. The rent is paid quarterly in the first year and semi-annually thereafter ..

The Agreement is made in duplicate with all parties herein holding one copy each with the same legal effect.

Party A: Cheng Cen, E Cen, Lemin Zhao , Jing Guo

Party B: Hangzhou Nongyuan Network Technology Co., Ltd.

Signing date: June 15, 2020